

December 31, 2014

Via E-mail
Didier Fontaine
Chief Financial Officer
Constellium N.V.
Tupolevlaan 41-61
1119 NW Schiphol-Rijk
The Netherlands

> **Re:** **Constellium N.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2013**
> **Filed April 22, 2014**
> **Responses dated November 10, 2014 and December 3, 2014**
> **File No. 1-35931**

Dear Mr. Fontaine:

We have reviewed your response letters dated November 10, 2014 and December 3, 2014, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects, page 53
Results of Operations, page 59

1.   We note from your response to comment 2 in our letter dated October 10, 2014, that your CODM is provided with discrete financial information by business unit, by plants, and by product lines. In future filings, please consider including this more detailed information to better communicate the material factors impacting your operating results. Such factors include, for example, disclosure of the following:

- the amount of the contribution to P&ARP's revenues from the 27% increase in Body-in-White shipments, along with the amount by which the decrease in packaging products impacted segment revenues; and

- in your analysis of management adjusted EBITDA, quantification of the impact of the increased shipments for the aerospace sector; the impact of weaker prices for your non-aerospace segments along with an explanation as to why prices are weaker; and the impact of the less favorable product mix in aerospace applications along with an explanation as to what the specific changes in aerospace product applications were.

Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K as well as Sections 501.04 and 501.12.b. of the Financial Reporting Codification for guidance.

Note 4 – Operating Segment Information, page F-23

2.   We note your response to comment 5 in our letter dated October 10, 2014. It remains unclear how you determined that your product lines per your response to comment 2 are similar at the reportable segment level. On page 3 of your November 10, 2014 response letter, you note that your business units, or operating segments, are structured around similar industrial processes. Based on your more detailed description of each industrial process on page 6 of your November 10, 2014 response letter, it would appear varying types of products with differing end uses can result from the three main industrial processes used to transform aluminum. Further, it is unclear how you determined that (a) aerospace customers are similar to transport customers; (b) packaging customers are similar to automotive customers; and (c) automotive customers are similar to rail customers. Finally, we note that the product lines have varying revenue trends. In this regard, you note from MD&A that A&T's revenues were negatively impacted by a less favorable sales mix in aerospace and competitive pressure in the non-aerospace applications. P&ARP's revenues were positively impacted by an improved product mix. AS&I's revenues were positively impacted by increased automotive structures shipments offset by lower soft alloy volumes as competitive pressures remained strong. Please advise, or provide us with the enterprise-wide disclosures you intend to provide in future filings in accordance with IFRS 8.32.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash, *for*

Terence O'Brien
Accounting Branch Chief